Global Blue Releases the Monthly Tax Free Shopping Business Update for January 2025 Signy, Switzerland, February 7, 2025 • Fresh data from Global Blue reveals that the worldwide growth in Tax Free Shopping is positive across Continental Europe and Asia Pacific: Issued Sales in Store like-for-like year-on-year performance reached +29%1 in January 2025. A Sustained Performance in Continental Europe for International Shopping In Continental Europe, the issued Sales in Store increased by +19%1 in January 2025 vs. last year, closely in line with December growth (+20%1). This growth was led by a +24%1 increase in the number of shoppers and was slightly impacted by a softening of - 4%1 in the average spend per shopper. When examining origin markets, US Tax Free Spend led the way at +34%1 vs. last year, followed by European Non-Eu shoppers at +31%1, GCC shoppers at +30%1, and Mainland Chinese shopper Tax Free Spend at +1%1. Regarding destination markets, January showed a solid performance in Spain at +28%1, Italy at +22%1 and France at +15%1. An Accelerated Tax Free Spend Performance in Asia Pacific In Asia Pacific, the issued Sales in Store growth reached +46%1 in January 2025, an acceleration in comparison to December 2024 (+29%1), led by a +36%1 increase in the number of shoppers and +7%1 rise in the average spend per shopper. When examining origin markets, the positive momentum in issued Sales in Store growth continued across most nationalities. Mainland Chinese shopper Tax Free Spend led with a +87%1 increase, driven by a +113%1 rise in the number of shoppers. Hong Kong and Taiwan shopper Tax Free Spend experienced a rise of +22%1 vs. last year while North East Asia shopper Tax Free Spend softened by -2%1 vs. last year. 1 Growth rate variation year-on-year (2025 vs. the same period in 2024)

Regarding **destination markets**, January showed a strong performance across destinations, with South Korea at +72%[1], Japan at +56%[1], and Singapore at +8%[1].

Worldwide Year-on-Year Growth Rate (2025 vs. 2024)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2024	January 2025	December 2024	CY Q4 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	16%	+15%	+19%	+13%	+2%	+10%	+11%
Italy	16%	+22%	+24%	+19%	+16%	+22%	+29%
Spain	11%	+28%	+22%	+21%	+24%	+33%	+32%
Germany	5%	+0%	+14%	+10%	+5%	+2%	+6%
Other countries	16%	+21%	+20%	+17%	+10%	+21%	+16%
Total Continental Europe	**64%**	**+19%**	**+20%**	**+16%**	**+11%**	**+19%**	**+19%**
Japan	26%	+56%	+32%	+33%	+57%	+172%	+137%
Singapore	6%	+8%	+6%	+10%	-3%	-1%	+25%
South Korea	3%	+72%	+64%	+50%	+42%	+60%	+110%
Total Asia Pacific	**35%**	**+46%**	**+29%**	**+29%**	**+40%**	**+109%**	**+97%**
Total Latin America	**1%**	**+53%**	**+32%**	**+33%**	**+23%**	**-2%**	**+9%**
Total worldwide	**100%**	**+29%**	**+23%**	**+21%**	**+19%**	**+41%**	**40%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	January 2025	December 2024	CY Q4 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	16%	190%	173%	159%	144%	164%	165%
Italy	17%	135%	147%	146%	146%	156%	123%
Spain	10%	201%	180%	167%	161%	164%	151%
Germany	9%	68%	86%	78%	75%	80%	65%
Other countries	19%	149%	140%	132%	126%	132%	126%
Total Continental Europe	**71%**	**150%**	**147%**	**139%**	**133%**	**143%**	**128%**
Japan	14%	364%	307%	299%	290%	327%	232%
Singapore	11%	99%	77%	83%	81%	92%	92%
South Korea	3%	230%	174%	169%	162%	158%	125%
Total Asia Pacific	**28%**	**239%**	**196%**	**195%**	**186%**	**226%**	**166%**
Total Latin America	**1%**	**139%**	**132%**	**125%**	**104%**	**101%**	**94%**
Total worldwide	**100%**	**176%**	**163%**	**154%**	**145%**	**165%**	**140%**

APPENDIX

GLOSSARY

- European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc.
- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- North East Asia countries includes: Japan, South Korea
- South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, January 2025, Source: Global Blue